Consent of Independent Auditors

The Board of Directors
The Brink's Company:

We consent to incorporation by reference in the registration statements
(Nos. 2-64258, 33-2039, 33-21393, 33-23333, 33-69040, 33-53565, 333-02219,
333-70758, 333-70762, 333-70766, 333-70772, 333-78631 and 333-78633) on Form S-8
of The Brink's Company of our report dated January 30, 2002 relating to the Consolidated Financial Statements listed in the accompanying Index to Financial Statements and Schedules in Item 14(a)1 included in the 2001 Annual Report on Form 10-K/A of The Brink's Company, which report appears in the 2001 Annual Report on Form 10-K/A of The Brink's Company.

Our report refers to a change in the method of accounting for nonrefundable installation revenues and the related direct costs of acquiring new subscribers in 2000 as a result of the implementation of Staff Accounting Bulletin No.
101, "Revenue Recognition in Financial Statements."






Richmond, Virginia
May 15, 2003